

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 2, 2012

<u>**Via E-mail**</u>
Michael Hutcheson
President
Go Green Smokeless Oil International, Inc.
708 Forrest Lane
Joshua, Texas 76058

       Re: Go Green Smokeless Oil International, Inc. (f/k/a Saddletree Acquisition Corporation)
                Form 10
                Filed August 1, 2012
                File No. 000-54723

Dear Mr. Hutcheson:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                      Sincerely,

                      /s/ Geoffrey Kruczek for

                      Amanda Ravitz
                      Assistant Director

cc: (via E-mail) Lee W. Cassidy